UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2026

Commission file number 001-40306

UTIME LIMITED

7th Floor Building 5A

Shenzhen Software Industry Base

Nanshan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Effective on June 22, 2026, Utime Limited (the “Company”) underwent a 10-for-1 share consolidation. A copy of the Company’s Amended and Restated Memorandum and Articles of Association, later supplemented by a filing with the Cayman Islands Registrar of Companies on July 2, 2026 to clarify the Nasdaq effective date of the share consolidation, is filed as Exhibit 3.1 and Exhibit 3.2, respectively, and incorporated herein by reference.

On July 13, 2026, as mutually agreed by the Company and certain investors, the Company canceled a total of 3,672 Class A ordinary shares that had been issued to 23 offshore investors in its previously announced private placements in 2025 due to payment issues.

On July 22, 2026, the Company entered into Grant Agreements (each, a “Grant Agreement”) with each of the Company’s five directors, pursuant to which the Company issued to each director 180,000 restricted Class A ordinary shares, under the Company’s 2026 Equity Incentive Plan. The form of grant agreement was previously filed as Exhibit 4.1 to the Company’s registration statement on Form S-8 filed April 27, 2026 (File No. 333-295344) and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTIME LIMITED

Dated: July 28, 2026	By:	/s/ Hengcong Qiu
	Name:	Hengcong Qiu
	Title:	Chief Executive Officer
(Principal Executive Officer)

EXHIBIT INDEX

Exhibit	Description

3.1	Amended and Restated Memorandum and Articles of Association
3.2	Notice to Cayman Islands Registrar of Companies filed July 2, 2026